Exhibit 99.1

VisionChina Media Provides Update Regarding Appeals to Supreme Court of New York

BEIJING, Sept. 6, 2013 /PRNewswire/ — VisionChina Media Inc. (“VisionChina Media” or the “Company”) (Nasdaq: VISN), one of China’s largest out-of-home digital television advertising networks on mass transportation systems, today provided updates regarding a number of appeals and cross-appeals before the Supreme Court of the State of New York, Appellate Division, as well as enforcement proceedings in the Cayman Islands, as detailed below.

On June 11, 2013, the Appellate Division, First Department of the Supreme Court of the State of New York entered a Decision and Order (the “Appellate Division Ruling”), determining appeals and cross-appeals from rulings by Hon. Charles E. Ramos of the Supreme Court, New York County (the “Trial Court”). The Appellate Division Ruling (a) affirmed the Trial Court’s orders of November 3, 2011 granting the motions of the Selling Shareholders to dismiss the claims and counter-claims of VisionChina Media and Vision Best (collectively, “VisionChina”) for fraud, unjust enrichment and declaratory judgment, (b) reversed that part of the Trial Court’s order of June 15, 2012 that denied the Selling Shareholders’ motion for partial summary judgment on the defense asserted by VisionChina to the Selling Shareholders’ claims for breach of contract, including the defense based on allegations of intentional destruction of certain electronic data that was to be conveyed as part of the sale of DMG’s assets, and (c) affirmed the Trial Court’s denial of the Selling Shareholders’ motion to dismiss the breach of contract and indemnity claim asserted by VisionChina, seeking an amount not less than US$2,785,633, based on alleged inaccuracies in the representations and warranties within the Merger Agreement.

With respect to the orders entered by the Trial Court regarding the attachment of VisionChina’s assets, the Appellate Division Ruling (d) reversed the Trial Court’s order entered on November 4, 2011, granting the motion by the Selling Shareholders for pre-judgment attachment of assets of VisionChina, (e) reversed the Trial Court’s order entered on June 15, 2012, granting the motion by the Selling Shareholders to confirm the two ex parte orders of attachment they previously obtained in the aggregate amount of US$60 million (the “Attachment Orders”), and (f) reversed the Trial Court’s order entered on August 13, 2012, granting the motion of the Selling Shareholders’ to compel VisionChina to transfer US$60 million into New York pursuant to the Attachment Orders (the “Turnover Order”).

Neither VisionChina nor the Selling Shareholders sought leave to appeal the Appellate Division Ruling, which therefore became final. On July 15, 2013 the Trial Court entered an order requested by the Selling Shareholders granting summary judgment on two of their causes of action in the amount of $60 million plus interest and certain costs and permitting execution on such judgment. On July 26, 2013 the Clerk of the Trial Court entered judgment in favor of the Selling Shareholders pursuant to the July 15, 2013 order, directing that they shall recover from VisionChina the sum of $71,800,047.46 and have execution thereof (the “New York Judgment”).

On July 29, 2013 proceedings were begun in the Cayman Islands against VisionChina Media, Inc. for the enforcement of the New York Judgment entered on July 26, 2013 (the “Cayman Islands Proceeding”). VisionChina Media, Inc. filed its defense on August 28, 2013, and those proceedings are progressing.

The Company is currently in the process of settlement discussions with the Selling Shareholders in connection with the New York Judgment and the Cayman Islands Proceeding.

About VisionChina Media Inc.

VisionChina Media Inc. (Nasdaq: VISN) operates an out-of-home advertising network on mass transportation systems, including buses and subways. As of March 31, 2013, VisionChina Media’s advertising network included 107,838 digital television displays on mass transportation systems in 19 of China’s economically prosperous cities, including Beijing, Shanghai, Guangzhou and Shenzhen. VisionChina Media has the ability to deliver real-time, location-specific broadcasting, including news, stock quotes, weather and traffic reports, and other entertainment programming. For more information, please visit http://www.visionchina.cn.

Safe Harbor Statement

This press release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will”, “expects”, “anticipates”, “future”, “intends”, “plans”, “believes”, “estimates” and similar statements. Among other things, the quotations from management in this press release contain forward-looking statements. Such statements involve certain risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Further information regarding these and other risks is included in the Company’s filings with the U.S. Securities and Exchange Commission, including its registration statement on Form F-1 and its annual report on Form 20-F. The Company does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

In China:

Ms. Shuning Yi

VisionChina Media Inc.

Tel: +86-134-2090-9426

E-mail: shuning.yi@visionchina.cn

Mr. Colin Wang

Investor Relations Director

VisionChina Media Inc.

Tel: +86 135-1001-0107

Email: colin.wang@visionchina.cn

In the United States:

Mr. Justin Knapp

Ogilvy Financial, U.S.

Tel: +1-616-551-9714

E-mail: visn@ogilvy.com